UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month August 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information dated August 6, 2021	3

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following  OTHER RELEVANT INFORMATION In connection with the Other Relevant Information notice number 11105 of 30 July 2021, Grifols announces that it has received (i) consents from holders of €1,472,889,000 (or 87.93%) of the aggregate principal amount (voting as a single class) of its €905,000,000 1.625% Senior Secured Notes due 2025 and €770,000,000 2.250% Senior Secured Notes due 2027 (jointly the "Secured Notes") and (ii) consents from holders of €810,110,000 (or 81.01%) of the aggregate principal amount of its €1,000,000,000 3.200% Senior Notes due 2025 (the "Unsecured Notes" and, together with the Secured Notes, the "Notes"), pursuant to its consent solicitation (the "Consent Solicitation") announced on July 30, 2021. The consents received represent in excess of the requisite consents with respect to the Secured Notes and the Unsecured Notes. The expiration time of the Consent Solicitation has now passed. As a result of the receipt of the consents described above, Grifols will enter into supplemental indentures in respect of each of the Secured Notes and the Unsecured Notes incorporating the proposed amendments in order to allow, among other things and subject to the conditions set forth therein, an internal corporate reorganization and the issuance and sale of Class B common stock in each of Biomat USA, Inc. and Biomat Newco Corp. (both indirect wholly-owned subsidiaries of Grifols) and transactions ancillary thereto.  In Barcelona, on 6 August 2021  Nuria Martín Barnés Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  August 6, 2021

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